UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

TheStreet, Inc.
(Name of Issuer)


Common Stock par value $0.001 per share
 (Title of Class Securities)

88368Q103 (CUSIP Number)


J. Carlo Cannell
Cannell Capital LLC
P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001
(307) 733-2284
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 2, 2014
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


CUSIP No. 693315103

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    J. Carlo Cannell


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
    (b)

3.  SEC Use Only

4.  Source of Funds (See Instructions) WC/OO

5. Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization     USA

7.  Sole Voting Power        3,081,118*

8.  Shared Voting Power      0

9.  Sole Dispositive Power   3,081,118*

10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person  3,081,118*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)       8.95%*

14. Type of Reporting Person (See Instructions)

IN


*  Based on information set forth on the Form 10-Q of TheStreet, Inc.
(the "Company") as filed with the Securities and Exchange Commission on November 7, 2014, there were 34,454,255 shares of Common Stock par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of November 4, 2014.


As of December 2, 2014 (the "Reporting Date"), the Tristan Partners, L.P. ("Tristan"), the Tristan Offshore Fund Ltd.("Tristan Offshore"), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (("Cannell SMAs") and collectively with Tristan and Tristan Offshore, the "Investment Vehicles"), held in the aggregate 3,081,118 shares.

Cannell Capital LLC acts as the investment adviser to Tristan, Tristan Offshore and the Cannell SMAs. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.



Item 1.  Security and Issuer

The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share (the "Shares"), of TheStreet, Inc. (the "Company"). The address of the principal executive offices of the Company is 14 Wall Street, New York, NY, 10005.

Item 2.  Identity and Background

a) The name of the Reporting Person is J. Carlo Cannell (the "Reporting
Person").

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment adviser to various separately managed accounts ("Cannell SMAs") and the following entities (each an "Investment Vehicle" and collectively with the Cannell SMAs the "Investment Vehicles"):

     Tristan Partners, L.P.
     Tristan Offshore Fund, Ltd.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b) The principal business address of the Reporting Person is:

   P.O. Box 3459
   150 East Hansen Avenue
   Jackson, WY 83001.

c) The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.

d) Neither the Reporting Person, nor to the best of its knowledge, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) Neither the Reporting Person, nor to the best of its knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f) The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:


   Tristan Partners, L.P.:               $2,885,713.52
   Tristan Offshore Fund, Ltd.:          $1,592,116.47
   Cannell Separately Managed Accounts:    $911,121.97

  The Investment Vehicles have invested an aggregate amount of approximately
   $5,388,951.96  in the Shares.

Item 4.  Purpose of Transaction

Mr. Cannell, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each Fund's investment criteria. The Funds acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

In addition to the actions set forth above, Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above and in the Item 7 Exhibit below, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on November 7,2014, there were 34,454,255 Shares issued and outstanding as of November 4,2014.

As of December 2, 2014 (the "Reporting Date"), the Investment Vehicles owned 3,081,118 Shares. The Adviser acts as an investment advisor to Tristan Offshore, and is the general partner of and investment adviser to Tristan

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3,
Mr. Cannell may be deemed to beneficially own 3,081,118 Shares, or approximately 8.95% of the Shares deemed issued and outstanding as of the Reporting.

(b) Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds.

(c) The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Cannell or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC)

(Purchases)
None.

(Sales)

None.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.  Material to Be Filed as Exhibits

Letter to Mr. Mr. James J. Cramer, Director of the Company.

December 2, 2014




Mr. James J. Cramer
Director
TheStreet, Inc.
14 Wall Street
New York, NY 10005

Cannell Capital LLC - that twenty-two-year-old SEC-registered investment advisor which manages sundry accounts that collectively owned 8.95% percent of TheStreet,Inc. ("TST" or the "Company") as of December 2, 2014 - hereby amends its filing position as regards TST from passive to active because certain matters of governance concern it. The structure of your relationship with TST leads these concerns.

Allow me to review some facts.

1. The market capitalization of TST has declined from a peak of approximately $1.7 billion in 1999 to $75 million today. This represents the dissipation of about $1.6 billion of shareholder value.

2. From May 1999 to December 2013, you have extracted more than $14 million in cash payouts from TST, excluding millions more paid out as stock options. In addition, you have enjoyed considerable non-pecuniary compensation such as perfumed sedan driver(s) and assorted assistants who spray ionized lavender water on your barren cranium. Despite the long decline of TST's share price your compensation continues to trend higher. The four year employment agreement you signed in November 2013 guarantees you total compensation of at least $3.5 million per annum - nearly 5% of the market capitalization of TST and more than the cumulative dividends expected to be paid out this year to common shareholders.(1)

Now suffer my opinions and recommendations.

Were there to have been wealth creation we would characterize your robust compensation as accretive. But there has only been wealth transfer, we characterize this as dilutive.

Your brand is, and remains, tremendous. I commend you for your tenacity and intellect, but you are simultaneously an employee of CNBC and a director, major shareholder and employee of TST. To which entity do you ascribe your greater allegiance? There would appear to be a grand structural conflict.

You are 59. When you lie upon your deathbed, how will you reflect upon on your legacy? Once a $70 stock, TST is now $2.20. You have done well, but how has the common shareholder done?

We see several ways to solve the apparent conflicts of interest.

The first and easiest way, would be to join me in calling on your fellow directors to start a process to auction the Company. We shall call this Option One. The new CEO and CFO have, in my opinion, done a good to great job in "fixing" TST and diversifying it from the aforementioned structural conflict. In my opinion, the Company is worth substantially more today than two years ago due largely to their efforts. Kudos to Elisabeth DeMarse!

Since her anointment as CEO in June 2012, DeMarse has cut expenses without compromising revenue growth. We estimate that operating expenses in 2014 will be $7.5 and $8.6 million less versus 2012 and 2011, respectively, while revenues will by greater by $8.4 and $1.3 million, respectively.(2)

TST's acquisition of The Deal was a good one because it was financially accretive and diversified revenue. TST paid $10.8 million for The Deal in late 2012. The Deal is now profitable, accounting for approximately 20% of TST's 2014 revenues. We think The Deal will grow 5% in 2015 and generate $1.5 million of EBITDA. (Whilst too early to say, the November 3 BoardEx acquisition could be considerably more accretive.)

Despite these improvements TST trades at an enterprise value to 2015 estimated revenues of 1.3.(3) This compares to BC Partners Limited's acquisition of Mergermarket Group at three times revenue. Morningstar
Inc. ("MORN" - $65.97) trades at 3.4 times 2015 consensus revenue estimate.
(4) Allegedly, BoardEx competitor Relationship Science recently raised capital at a $300 million valuation compared with its purported $5 million revenue for 2013.

What we shall call Option Two would require you to muster more courage and honor. According to Nielsen Media Research, Mad Money's ratings recently fell to an all-time low in the 25-54 age group.(5) By comparison, Action Alerts PLUS ("PLUS"), your lead product with TST, is now growing. Resign from CNBC and align your considerable energy and talents to helping your fellow shareholders crawl back from Hades.

We estimate that 41,500 customers pay roughly $350 per annum ($14.5 million in totum) for your newsletters. This is nothing to scoff at but a fraction of the 400,000 to 500,000 subscribers enjoyed, by (we believe) The Motley Fool Stock Advisor and Stansberry & Associates Investment Research - two wildly more profitable competitors which charge similar prices.(6) (We estimate that each of these competitors yield $25 to $45 million of pre-tax earnings for their private owners.) Given the strength of your brand, it both amazes and frustrates that subscriptions to your products are so paltry. Were you to de-couple from CNBC (where you are understandably prohibited from promoting PLUS) I would hope, nay expect, that subscriptions of PLUS would treble.

Also in connection with Option Two, I would suggest that you voluntarily reduce your compensation - both pecuniary and non-pecuniary by 70%.

You are a large shareholder. You have already extracted more than $14 million dollars from TST. Think about your legacy. In the very best years for the shareholders of Apple Inc., Steve Jobs was paid only $1.00 per year. Warren Buffet's salary has been $100,000 for more than 25 years. Why in the very worst years for TST shareholders must you pay yourself more than $3.5 million per year?

I imagine that this communication may be received with some frustration and perhaps a little embarrassment. Please rest assured that my intent is merely and solely to help all shareholders - not just one shareholder. Please review the facts for what they are.

I beseech you to please start a process to sell the Company (Option One) or (Option Two) collapse your inflated employment contract and conflicts and push to propel the business forward.

Best regards!

Sincerely,


J. Carlo Cannell


Footnotes:

(1) TheStreet Inc. Form 8-K, November 14, 2013, page 2
(2) Source: Company Filings. Operating Expenses are defined as the sum of "Sales and Marketing", "General and administrative", "Depreciation and amortization", "Restructuring and other charges", and "Loss (gain) on disposition of assets" for the fiscal year in question.
(3) Assumes 2015 revenue estimate from B.Riley & Co., LLC analysts Kara Anderson and Ian Corydon in their report published November 7, 2014
(4) As reported by Bloomberg LP intraday Dec 2, 2014
(5) As reported in an article on DailyFinance.com entitled "CNBC is Dead: here's Why Retail Investors Won't Miss it" from July 1, 2014; www.dailyfinance.com/2014/07/01/cnbc-is-dead-retail-investors-wocnt-miss-it/
(6) https://stansberrydisclosures.com/eoa/


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 2, 2014

J. Carlo Cannell


By:  /s/ J. Carlo Cannell

Annex A

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT
VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons (the "Covered Persons") of the Reporting Person and the Investment Vehicles indicated below:

J. Carlo Cannell

Name:                                           J. Carlo Cannell
Title or Relationship with Reporting Person:    Self
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)

Cannell Capital LLC

Name:                   			J. Carlo Cannell
Title or Relationship with Reporting Person:    Managing Member
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Wyoming, United States
Principal Place of Business:                    (1)


Tristan Partners, L.P.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser and
                                                General Partner
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Delaware, United States
Principal Place of Business:                    (1)

Tristan Offshore Fund, Ltd.

Name:                                           Cannell Capital LLC
Title or Relationship with Reporting Person:    Investment Adviser
Principal Occupation or Employment:             Investment Management
Citizenship or Jurisdiction of Organization:    Cayman Islands
Principal Place of Business:                    (2)


(1) The address of the principal place of business of J. Carlo Cannell, and Tristan Partners, L.P., is P.O. Box 3459, 150 East Hansen Avenue, Jackson, WY 83001, United States.

(2) The address of the principal place of business of the Tristan Offshore Fund, Ltd. is One Capital Place, 3rd Floor, GT Grand Cayman, KY1-11003, Cayman Islands.

Annex B

Agreement Regarding the Joint Filing of Schedule 13D

The undersigned hereby agree as follows:

1) Each of them is individually eligible to use the Schedule 13D to which this
Exhibit is attached, and such Schedule 13D is filed on behalf each of them; and

2) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


12/02/2014
____________________________
Date



/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell
____________________________
Name/Title




CANNELL CAPITAL LLC

/s/ J. Carlo Cannell
____________________________
Signature


J. Carlo Cannell, Managing Member
____________________________
Name/Title